EXHIBIT 12

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations before tax	661.5	537.3	696.8	405.5	(94.2)	439.6	264.7
Share of undistributed (losses) income from
50%-or-less-owned affiliates, excluding
affiliates with guaranteed debt	(0.3)	0.1	0.5	(0.2)	0.9	(1.4)	1.3
Amortization of capitalized interest	1.5	1.5	2.0	2.0	1.9	1.8	1.4
Interest expense	24.0	28.2	36.8	38.2	41.9	44.4	42.3
Interest portion of rental expense	6.4	5.4	7.2	8.0	8.5	8.7	7.5
Earnings (loss)	693.1	572.5	743.3	453.5	(41.0)	493.1	317.2

Interest	26.9	28.6	38.0	38.9	43.7	47.4	48.0
Interest portion of rental expense	6.4	5.4	7.2	8.0	8.5	8.7	7.5
Fixed Charges	33.3	34.0	45.2	46.9	52.2	56.1	55.5

Ratio of Earnings to Fixed Charges	20.81	16.84	16.44	9.67	-0.79	8.79	5.72